INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2014

(Expressed in U.S. dollars)

(Unaudited)

Banro Corporation
CONTENTS

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of U.S. dollars) (unaudited)

	Notes	September 30, 2014	December 31, 2013
		$	$
Assets
Current Assets
Cash and cash equivalents	5	2,148	4,452
Advances and accounts receivable	6	10,372	8,821
Due from related parties	7b	248	63
Prepaid expenses and deposits	8	4,035	8,446
Inventories	9	27,837	31,936
Total Current Assets		44,640	53,718

Non-Current Assets
Investment	10	976	1,267
Property, plant and equipment	11	298,907	312,105
Exploration and evaluation	12	126,839	117,740
Mine under construction	13	397,706	337,203
Total Non-Current Assets		824,428	768,315

Total Assets		869,068	822,033

Liabilities and Shareholders' Equity
Current Liabilities
Bank indebtedness		4,581	491
Accounts payable	14	69,508	65,197
Accrued liabilities	14	8,075	11,291
Deferred revenue	15	5,000	17,369
Bank loans	16	14,558	29,250
Due to related parties	7b	709	635
Employee retention allowance	17	3,250	2,777
Derivative liabilities	19	349	-
Total Current Liabilities		106,030	127,010

Non-Current Liabilities
Provision for closure and reclamation	18	4,628	4,218
Long-term debt	19	192,079	158,599
Bank loans	16	8,203	13,250
Preference shares	20	66,400	27,972
Total Non-Current Liabilities		271,310	204,039

Total Liabilities		377,340	331,049

Shareholders' Equity
Share capital	21	518,615	518,615
Warrants	21b	13,356	13,356
Contributed surplus	22	42,402	41,793
Accumulated other comprehensive income		-	(87)
Deficit		(82,645)	(82,693)
Total Shareholders' Equity		491,728	490,984
Total Liabilities and Shareholders' Equity		869,068	822,033

Commitments and contingencies	23	-	-

Common shares (in thousands)
Authorized		Unlimited	Unlimited
Issued and outstanding	21	252,101	252,101

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Expressed in thousands of U.S. dollars) (unaudited)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2014	2013	2014	2013
		$	$	$	$
Operating Revenue		33,285	27,133	90,258	84,786

Operating Expenses
Production costs	25	(16,697)	(17,339)	(52,402)	(49,656)
Depletion and depreciation	11	(8,495)	(6,844)	(19,431)	(19,270)
Total mine operating expenses		(25,192)	(24,183)	(71,833)	(68,926)

Gross earnings from operations		8,093	2,950	18,425	15,860

Other Expenses
General and administrative	26	(3,128)	(1,385)	(7,183)	(4,441)
Share-based payments	22	(201)	(193)	(436)	(2,793)
Transaction costs	20	(10)	-	(1,220)	(2,282)
Foreign exchange (loss)/gain		(202)	177	(233)	(254)
Interest and bank expenses	16, 18, 19	(2,530)	(1,213)	(6,168)	(3,663)
Interest income		-	24	4	125
Dividends on preferred shares	20	(1,275)	(816)	(3,480)	(1,513)
Other charges and provisions	27	(102)	-	(671)	(3,600)
Net income (loss) from operations		645	(456)	(962)	(2,561)

Loss on disposal of property, plant and equipment	11	-	-	-	(1)
Share of loss from investment in associate	10	-	(13)	(29)	(65)
Dilution gain/(loss) from investment in associate	10	-	46	-	(28)
Gain on investment, net of loss on disposition	10	-	-	48	-
Gain/(loss) on change in fair value of financial instruments	10, 20, 28	3,105	(3,248)	991	2,199
Income/(loss) for the period		3,750	(3,671)	48	(456)

Item that may be reclassified to profit or loss:
Foreign currency translation differences of foreign investment in associate	10	-	96	(23)	18
Total comprehensive income/(loss) for the period		3,750	(3,575)	25	(438)

Income/(loss) per share, basic		0.01	(0.01)	0.00	(0.00)
Income/(loss) per share, diluted	21	0.01	(0.01)	0.00	(0.00)

Weighted average number of common shares outstanding
Basic	21	252,101	252,101	252,101	230,946
Diluted	21	252,101	252,101	252,101	230,946

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S dollars) (unaudited)

		Share capital
		Number of				Currency		Total
	Notes	common			Contributed	Translation		Shareholders'
		shares	Amount	Warrants	Surplus	Adjustment	Deficit	Equity
		(in thousands)	$	$	$	$	$	$
Balance as at January 1, 2013		201,882	456,738	13,252	37,610	8	(84,323)	423,285
Net income for the period		-	-	-	-	-	(456)	(456)
Issued common shares	21	50,219	61,877	-	-	-	-	61,877
Issued broker warrants	21	-	-	-	104	-	-	104
Share-based payments	22	-	-	-	4,205	-	-	4,205
Foreign currency translation differences of foreign investment in associate	10	-	-	-	-	18	-	18
Balance as at September 30, 2013		252,101	518,615	13,252	41,919	26	(84,779)	489,033

Issued broker warrants	21	-	-	104	-	-	-	104
Share-based payments	22	-	-	-	(126)	-	-	(126)
Net loss for the period		-	-	-	-	-	2,086	2,086
Foreign currency translation differences of foreign investment in associate	10	-	-	-	-	(113)	-	(113)
Balance as at December 31, 2013		252,101	518,615	13,356	41,793	(87)	(82,693)	490,984

Issued warrants	19, 21b	-	-	-	-	-	-	-
Share-based payments	22	-	-	-	623	-	-	623
Investment	10	-	-	-	(14)	110	-	96
Net loss for the period		-	-	-	-	-	48	48
Foreign currency translation differences of foreign investment in associate	10	-	-	-	-	(23)	-	(23)
Balance as at September 30, 2014		252,101	518,615	13,356	42,402	-	(82,645)	491,728

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended		For the nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2014	2013	2014	2013
		$	$	$	$
Cash flows from operating activities
Net income/(loss) for the period		3,750	(3,671)	48	(456)
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities
Deferred revenue	15	(5,000)	-	(12,369)	-
Depletion and depreciation	11	8,513	6,857	19,480	19,308
Unrealized foreign exchange gain/(loss)		234	(1,069)	225	(39)
Share of loss from investment in associate	10	-	13	29	65
Share based payments	22	201	193	436	2,793
Employee retention reserve	17	133	9	371	227
Interest expense excluding bank charges		1,522	-	4,775	-
Transaction costs	19, 20	10	697	10	2,671
Fair value of financial instruments	10, 20, 28	(3,107)	3,248	(993)	(2,199)
Gain on investment	10	-	-	440	-
Accretion on closure and reclamation	18	154	65	464	97
Loss on disposal of property, plant and equipment	11	-	-	-	1
Gain on dilution	10	-	(46)	-	28
Interest paid	16, 19	(1,459)	(1,111)	(3,593)	(2,135)
Interest received		-	-	4	-
Changes in non-cash working capital
Advances and accounts receivable		(1,111)	(1,397)	(1,551)	(2,699)
Due from related parties		(87)	(76)	(193)	(80)
Prepaid expenses and deposits		1,897	2,563	3,709	(5,758)
Inventory		(396)	(4,870)	4,099	(8,656)
Accounts payable		(2,530)	6,302	5,773	8,552
Accrued liabilities		(183)	2,323	(2,893)	3,858
Employee retention allowance	17	(97)	(171)	(159)	(235)
Due to related parties		(115)	41	79	601
Net cash flows provided by operating activities		2,329	9,900	18,191	15,944

Cash flows from investing activities
Acquisition of property, plant, and equipment	11	(3,896)	(9,170)	(12,733)	(28,536)
Expenditures on exploration and evaluation	12	(1,024)	(4,375)	(6,639)	(16,234)
Expenditures on mine under construction, net of pre-production revenue	13	(8,153)	(32,311)	(34,651)	(103,870)
Interest paid	16, 19	(8,412)	(7,711)	(17,508)	(15,365)
Advances from associate	10	-	(3)	(1)	(8)
Net cash used in investing activities		(21,485)	(53,570)	(71,532)	(164,013)

Cash flows from financing activities
Bank overdraft		(1,710)	2,072	4,090	2,072
Gross proceeds from common share issuances	21	-	-	-	66,412
Issuance costs related to common share issuances	21	-	(79)	-	(4,535)
Gross proceeds from preference share issuances	20	-	-	40,000	32,900
Issuance costs related to preference share issuances	20	-	-	(1,210)	(2,178)
Payment of dividends	20	-	(816)	(1,887)	(1,513)
Proceeds from long-term debt, net of issuance costs	19	29,460	-	29,460	-
Proceeds from warrants, net of issuance costs	19	350	-	350	-
Proceeds from bank loans	16	3,000	13,000	3,000	53,000
Repayments of bank loans	16	(16,230)	(250)	(22,739)	(10,250)
Net cash provided by financing activities		14,870	13,927	51,064	135,908

Effect of foreign exchange on cash held in foreign currency		(26)	1,388	(27)	(61)
Net decrease in cash during the period		(4,312)	(28,355)	(2,304)	(12,222)
Cash and cash equivalents, beginning of the period		6,460	43,182	4,452	27,049
Cash and cash equivalents, end of the period		2,148	14,827	2,148	14,827

Non-cash transactions (Note 30)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

1.	CORPORATE INFORMATION

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three and nine month periods ended September 30, 2014 and 2013 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in the Congo, Banro Hydro SARL, and its subsidiary in Barbados, Banro Group (Barbados) Limited. In June 2013, the Company completed a reorganization of its wholly-owned subsidiaries incorporated in the Congo, Banro Congo Mining SA (formerly Banro Congo Mining SARL), Kamituga Mining SA (formerly Kamituga Mining SARL), Lugushwa Mining SA (formerly Lugushwa Mining SARL), Namoya Mining SA (formerly Namoya Mining SARL) and Twangiza Mining SA (formerly Twangiza Mining SARL), to now be held under the respective subsidiaries of Banro Group (Barbados) Limited, comprising of Banro Congo (Barbados) Limited, Kamituga (Barbados) Limited, Lugushwa (Barbados) Limited, Namoya (Barbados) Limited, and Twangiza (Barbados) Limited. The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and nine month periods ended September 30, 2014, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013, which include information necessary to understand the Company’s business and financial statement presentation. Certain comparative figures have been reclassified to conform with the current period’s presentation The date the Company’s Board of Directors approved these interim condensed consolidated financial statements was November 7, 2014.

b)	Continuation of Business

These interim condensed consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain financial assets which are presented at fair value.

The Company incurred a net income of $48 for the nine month period ended September 30, 2014 (nine month period ended September 30, 2013: net loss of $456) and as at September 30, 2014 had a working capital deficit of $61,390 (December 31, 2013: $73,292).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. Management is exploring all available options to secure additional funding, including forward sale agreements, equity financing and strategic partnerships. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. Furthermore, certain market conditions may cast significant doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of comprehensive income/(loss) that might be necessary if the Company was unable to continue as a going concern.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 3 of the annual consolidated financial statements of the Company as at and for the year ended December 31, 2013, except for those newly applied accounting standards noted below.

a)	Newly Applied Accounting Standards

The following new and revised standards and interpretations were applied as of January 1, 2014:

•	IAS 32, “Financial Instruments: Presentation” (amendment);
•	IAS 36, “Impairment of Assets” (amendment);
•	IAS 39, “Financial Instruments: Recognition” (amendment); and
•	IFRIC 21, “Levies” (new).

The adoption of these new and revised standards and interpretations did not have a significant impact on the Company’s interim condensed consolidated financial statements.

b)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9, Financial instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The mandatory effective date was previously January 1, 2015 and has since been removed with the effective date to be determined when the remaining phases of IFRS 9 are completed. Once it is complete, the Company will be evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014 and will replace IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 provides a more detailed framework for the timing of revenue recognition and increased requirements for disclosure of revenue. IFRS 15 uses a control-based approach to recognize revenue which is a change from the risk and reward approach under the current standard. The mandatory effective date is for annual periods beginning on or after January 1, 2017. The Company is evaluating the impact of this standard.

An amendment to IAS 16, Property, Plant and Equipment (“IAS 16”) was issued by the IASB in May 2014. The amendment prohibits the use of a revenue-based depreciation method for property, plant and equipment as it is not reflective of the economic benefits of using the asset. It clarifies that the depreciation method applied should reflect the expected pattern of consumption of the future economic benefits of the asset. The amendment to IAS 16 is effective for annual periods beginning on or after January 1, 2016. The Company does not expect the standard to have a material impact on its consolidated financial statements.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

An amendment to IAS 38 Intangible Assets (“IAS 38”) was issued by the IASB in May 2014. The amendment prohibits the use of a revenue-based depreciation method for intangible assets. Exceptions are allowed where the asset is expressed as a measure of revenue or revenue and consumption of economic benefits for the asset are highly correlated. The amendment to IAS 38 is effective for annual periods beginning on or after January 1, 2016. The Company is evaluating the impact of this standard but does not expect the standard to have a material impact on its consolidated financial statements.

4.	SUBSIDIARIES

The following table lists subsidiaries of the Company:

Name of Subsidiary	Place of Incorporation	Proportion of Beneficial Common Share Ownership Interest	Principal Activity

Twangiza Mining SA	Democratic Republic of the Congo	100%	Mining
Namoya Mining SA	Democratic Republic of the Congo	100%	Mining
Lugushwa Mining SA	Democratic Republic of the Congo	100%	Mining
Kamituga Mining SA	Democratic Republic of the Congo	100%	Mining
Banro Congo Mining SA	Democratic Republic of the Congo	100%	Mining
Banro Hydro SARL	Democratic Republic of the Congo	100%	Inactive
Banro American Resources Inc.	United States of America	100%	Inactive
Twangiza (Barbados) Limited	Barbados	100%	Holding and Financing
Namoya (Barbados) Limited	Barbados	100%	Holding and Financing
Lugushwa (Barbados) Limited	Barbados	100%	Holding
Kamituga (Barbados) Limited	Barbados	100%	Holding
Banro Congo (Barbados) Limited	Barbados	100%	Holding
Banro Group (Barbados) Limited	Barbados	100%	Holding and Financing

5.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company include cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	September 30,	December 31,
	2014	2013
	$	$
Cash	1,925	4,121
Cash equivalents	223	331
	2,148	4,452

6.	ADVANCES AND ACCOUNTS RECEIVABLE

Advances of the Company include receivables relating to value-added taxes (“VAT”) in the amount of $9,763 (December 31, 2013 - $8,453), as well as advances to employees. There is no allowance on the VAT receivables or advances to employees outstanding as at September 30, 2014, as all amounts are expected to be fully recovered.

	September 30,	December 31,
	2014	2013
	$	$
Other advances	609	368
VAT receivable	9,763	8,453
	10,372	8,821

7.	RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, as at September 30, 2014 and during the three and nine month periods ended September 30, 2014 and 2013 were as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$
Short-term employee benefits	929	872	2,504	3,209
Other benefits	20	20	53	59
Employee retention allowance	53	49	145	156
Settlement	-	(258)	-	2,756
	1,002	683	2,702	6,180

The $2,756 relates to the outstanding balance owed as a part of the 2013 settlement with the former CEO. It is payable in monthly installments expiring in the second quarter of 2016.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

During the three and nine month periods ended September 30, 2014, directors fees of $139 and $308 respectively (three and nine month periods ended September 30, 2013 - $75 and $198, respectively) were incurred for non-executive directors of the Company. As of September 30, 2014, $167 was included in accrued liabilities as a payable to seven directors.

b)	Other Related Parties

	September 30,	December 31,
	2014	2013
	$	$
Due from related parties	248	63
Due to related parties	709	635

During the three and nine month periods ended September 30, 2014, legal fees of $597 and $1,127, respectively (three and nine month periods ended September 30, 2013 - $60 and $1,311, respectively), incurred in connection with the Company’s financings as well as general corporate matters, were paid to a law firm of which one partner was a director of the Company and another law firm of which one partner is a director of a subsidiary of the Company. As at September 30, 2014, the balance of $709 (December 31, 2013 - $575) owing to these legal firms was included in due to related parties in the interim condensed consolidated statements of financial position.

During the three and nine month periods ended September 30, 2014, the Company incurred common expenses of $57 and $131, respectively (three and nine month periods ended September 30, 2013 - $104 and $187, respectively) in the Congo together with Loncor Resources Inc. (“Loncor”), a corporation with a common director. As at September 30, 2014, an amount of $152 (December 31, 2013 – $60 due to related parties) owing from Loncor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and nine month periods ended September 30, 2014, the Company incurred no common expenses (three and nine month periods ended September 30, 2013 - $4 and $70, respectively) with Gentor Resources Inc. (“Gentor”), a corporation which had common directors. As at September 30, 2014, an amount of $60 (December 31, 2013 - $63) owing from Gentor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and nine month periods ended September 30, 2014, there was no repayment from Delrand Resources Limited (“Delrand”) with respect to the Company’s share of prior period common expenses in the Congo (three and nine month periods ended September 30, 2013 - $7). As at September 30, 2014, an amount of $36 (December 31, 2013 - $5) was due from Delrand. Amounts due from Delrand as at December 31, 2013 were included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

8.	PREPAID EXPENSES AND DEPOSITS

Prepaid expenses and deposits of $4,035 (December 31, 2013 – $8,446) are comprised of $1,311 (December 31, 2013 - $4,652) of advances to suppliers of Twangiza Mining SARL and $392 (December 31, 2013 - $1,503) of prepayments to suppliers of Namoya Mining SARL with the remaining $2,332 (December 31, 2013 - $2,291) of prepaid expenses and deposits relating to other items such as insurance and rent.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

9.	INVENTORIES

	September 30,	December 31,
	2014	2013
	$	$
Gold bullion	1,518	4,201
Gold-in-process	1,380	1,051
Stockpile ore	1,287	1,094
Parts and supplies inventory	23,652	25,590
	27,837	31,936

During the three and nine month periods ended September 30, 2014, the Company recognized $16,697 and $52,402, respectively (three and nine month periods ended September 30, 2013 - $17,339 and $49,656, respectively) of parts and supplies inventory as an expense.

10.	INVESTMENT

The Company’s investment in Delrand, which met the definition of an associate of the Company as at December 31, 2013, is classified as a financial asset at fair value through profit or loss as at September 30, 2014, is summarized as follows:

	September 30,	December 31,
Delrand Resources Limited	2014	2013

Percentage of ownership interest	7.06%	28.65%
Common shares held	1,539	17,717
Total investment	$976	$1,267

Delrand, a publicly listed entity on the Toronto Stock Exchange and the JSE Limited in South Africa, is involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30. In May 2014, the Company disposed of 13,100 common shares of Delrand for proceeds of $488, retaining ownership of 4,617 shares. This disposition reduced the Company's ownership percentage of Delrand to 7.23%, resulting in the Company no longer being able to exert significant influence over Delrand. Upon the disposal of the shares, the Company derecognized the investment in associate, resulting in a loss on disposal of $40, and recognized the balance of the shares as financial assets at fair value through profit or loss. Delrand also carried out a 3 to 1 share consolidation, reducing the number of shares owned by the Company from 4,617 to 1,539.

The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on the Toronto Stock Exchange as at September 30, 2014, is $976 (December 31, 2013 - $1,499). For the three and nine month periods ended September 30, 2014, the Company’s share of loss in the results of Delrand was $nil and $29 (three and nine month periods ended September 30, 2013 –$13 and $65, respectively). For the three and nine month periods ended September 30, 2014, the Company's fair value gain was $111 and $295, respectively (three and nine months periods ended September 30, 2013 – dilution gain of $46 and dilution loss of $28, respectively).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company’s investment in Delrand is summarized as follows:

Balance at January 1, 2013	$1,459
Share of loss	(80)
Dilution loss	(28)
Repayment of advances	11
Cumulative translation adjustment	(95)
Balance at December 31, 2013	$1,267
Share of loss	(29)
Repayment of advances	(1)
Cumulative translation adjustment	(23)
Balance at May 8, 2014 prior to disposition, before the following item	$1,214
Transfer of amounts receivable to related party receivables	(5)
Balance at May 8, 2014 prior to disposition	$1,209

Proceeds of disposition	$488
Fair value of 4,617 shares retained on disposition	681
Value of investment in associate prior to disposition	(1,209)
Loss of disposition	(40)
Derecognition of cumulative translation adjustment related to investment in associate	(110)
Derecognition of contributed surplus related to investment in associate	14
Fair value gain on common shares	184
Gain on investment, net of loss on disposition	$48

Balance at May 8, 2014 upon recognition as fair value through profit or loss	681
Fair value gain on common shares	295
Balance as at September 30, 2014	$976

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

11.	PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

		Mining assets		Plant and equipment		Total
	$		$		$
Cost
Balance as at January 1, 2013		63,651		266,876		330,527
Additions		26,413		10,307		36,720
Disposals		-		(587)		(587)
Balance as at December 31, 2013		90,064		276,596		366,660
Additions		6,023		6,656		12,679
Transfers		(38,837)		38,837		-
Disposals		-		(4)		(4)
Balance as at September 30, 2014		57,250		322,085		379,335

Accumulated Depreciation
Balance as at January 1, 2013		3,942		18,846		22,788
Depreciation for the year		-		23,290		23,290
Depletion for the year		8,808		-		8,808
Disposals		-		(331)		(331)
Balance as at December 31, 2013		12,750		41,805		54,555
Depreciation for the period		-		20,254		20,254
Depletion for the period		5,623		-		5,623
Disposals		-		(4)		(4)
Balance as at September 30, 2014		18,373		62,055		80,428

Carrying amounts
Balance as at December 31, 2013		77,314		234,791		312,105
Balance as at September 30, 2014		38,877		260,030		298,907

During the three and nine month periods ended September 30, 2014, the Company removed assets that were fully depreciated with a total cost of $4 from its accounting records that were no longer in use. During the nine months ended September 30, 2013, assets with a total cost of $4 were removed from the accounting records and a loss of $1 was reflected in the interim condensed consolidated statement of comprehensive income/(loss). The Company’s property, plant and equipment in the Congo are pledged as security.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

12.	EXPLORATION AND EVALUATION ASSETS

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

					Banro
	Twangiza	Namoya	Luguswha	Kamituga	Congo	Total
					Mining
Cost	$	$	$	$	$	$
Balance as at January 1, 2013	22,679	10,021	44,848	15,471	2,694	95,713
Additions	5,916	5,030	5,422	5,531	108	22,007
Balance as at December 31, 2013	28,595	15,051	50,270	21,002	2,802	117,720
Additions	1,677	1,389	2,345	2,591	1,097	9,099
Balance as at September 30, 2014	30,272	16,440	52,615	23,593	3,899	126,819

There is approximately $20 of intangible exploration and evaluation expenditures as at September 30, 2014 (December 31, 2013 - $20). The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above.

13.	MINE UNDER CONSTRUCTION

Development expenditures with respect to the construction of the Company’s Namoya mine are as follows:

Namoya Mine
Cost	$
Balance as at January 1, 2013	170,225
Additions	166,978
Balance as at December 31, 2013	337,203
Additions	72,363
Pre-commercial production revenue	(11,860)
Balance as at September 30, 2014	397,706

Mines under construction are not depreciated until construction is completed. This is signified by the formal commissioning of a mine for production. Revenues realized before commencement of commercial production (“pre-commercial production revenue”) are recorded as a reduction of the respective mining asset. A capitalization rate of 8.3% was used for general borrowings.

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are mainly comprised of amounts outstanding for purchases relating to exploration, development, and production activities and amounts payable for professional services. The credit term period for purchases typically ranges from 30 to 120 days.

15.	DEFERRED REVENUE

Deferred revenue of $5,000 represents the balance of a prepayment arrangement involving a total of 4,674 ounces oustanding of gold to be delivered to Auramet Trading, LLC (“Auramet”) (the organization through which the Company currently sells gold produced from its mines), in equal monthly physical gold deliveries of 1,558 ounces each, from October 2014 to December 2014. There was an additional gold prepayment arrangement of $7,369 with Auramet in relation to 6,250 ounces of gold prepaid by Auramet during the month of December 2013, which was delivered in January 2014. In determining the appropriate recognition and presentation of the deferred revenue, the Company made judgments with regards to the arrangement with Auramet including the Company’s amount of expected future production, timing of expected future production, intent of the arrangement, and the option to settle in cash.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

16.	BANK LOANS

In February 2013, the Company announced the arrangement of two credit facilities. The credit facilities for $30,000 were completed with two commercial banks in the Congo, Rawbank and Ecobank, each for $15,000, and at rates of 9% and 8.5% interest, respectively. The Rawbank facility was made available to Twangiza Mining SA, while the Ecobank facility was to Namoya Mining SA. Both facilities have been fully drawn.

The said Ecobank facility was renegotiated in May 2014 to be repayable in four equal quarterly payments from May 31, 2015. The restructuring of the agreement with Ecobank consisted of an extension of the term of the facility. The restructuring of the agreement represents a modification of the agreement and has been reflected in the current period.

During the three months ended September 30, 2014, $3,000 was received as a short-term loan from Ecobank, which was repaid in its entirety during the period.

The Rawbank facility (including accrued interest) referred to above was renegotiated in October 2013 to be repayable in ten equal monthly installments starting in April 2014. The said facility was fully repaid in August 2014.

In July 2013, an additional $3,000 credit facility was received from Rawbank. The loan bears interest of 10% and is repayable over 24 equal monthly installments starting in September 2013.

In September 2013, the Company received a $10 million credit facility from a bank in the Congo, Banque Commerciale du Congo ("BCDC"), at a rate of 8% interest. The facility has been fully drawn. The BCDC loan was repayable, starting February 2014, in ten equal monthly installments of $1,000 and a final installment of $384. Subsequent to the first monthly installment, the remainder of the BCDC facility was renegotiated to be repayable in monthly installments of $500 for the remaining 16 months and final installment of $221. The interest rate was increased to 9.5% per annum.

As of September 30, 2014, bank loans consisted of a current portion of $14,558 (December 31, 2013 - $29,250) and a non-current portion of $8,203 (December 31, 2013 - $13,250). During the three and nine month periods ended September 30, 2014, $16,230 and $22,739, respectively, was repaid for principal on bank loans (three and nine month periods ended September 30, 2013 - $250 and $10,250).

The Company has accrued interest on the credit facilities of $62 as of September 30, 2014 (December 31, 2013 - $419) under accrued liabilities in its interim condensed consolidated statement of financial position. The Company has recorded interest expense of $119 and $770, respectively, for the three and nine month periods ended September 30, 2014 (three and nine month periods ended September 30, 2013 - $341 and $911, respectively) and $470 and $1,627 was recorded in mine under construction for the three and nine month periods ended September 30, 2014 (three and nine month periods September 30, 2013 - $nil) in relation to the bank loans.

17.	EMPLOYEE RETENTION ALLOWANCE

The Company has an employee retention incentive plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at September 30, 2014, the Company had accrued a liability of $3,250 (December 31, 2013 - $2,777).

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The following table summarizes information about changes to the Company’s employee retention allowance during the nine month period ended September 30, 2014.

$
Balance as at December 31, 2012	2,170
Additions	842
Payments to employees	(235)
Balance as at December 31, 2013	2,777
Additions	821
Forfeitures	(189)
Payments to employees	(159)
Balance as at September 30, 2014	3,250

18.	PROVISION FOR CLOSURE AND RECLAMATION

The Company recognizes a provision related to its constructive and legal obligations in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza mine is calculated at the net present value of the estimated future undiscounted liability using an interest rate in the Congo of 15%, a mine life of 11 years, and estimated future undiscounted liability of $9,060 (December 31, 2013 - $9,404). The provision for the Namoya Mine is calculated at the net present value of the future expected undiscounted liability using an interest rate in the Congo of 15%, a mine life plus expected time to reclaim land of 11 years, and estimated future undiscounted liability of $10,107 (December 31, 2013 - $10,204). For the three and nine month periods ended September 30, 2014, the Company recorded an accretion expense of $209 and $464, respectively, (three and nine month periods ended September 30, 2013 - $65 and $97, respectively) in the interim condensed statement of comprehensive income/(loss). As at September 30, 2014, the Company recorded a provision for mine rehabilitation of $4,628 (December 31, 2013 - $4,218).

	Twangiza Mine	Namoya Mine	Total
	$	$	$
Balance at December 31, 2012	777	-	777
Unwinding of the discount rate	129	-	129
Additions	1,117	2,195	3,312
Balance at December 31, 2013	2,023	2,195	4,218
Decrease in obligation	(54)	-	(54)
Unwinding of the discount rate	218	246	464
Balance at September 30, 2014	2,187	2,441	4,628

19.	LONG-TERM DEBT

On August 18, 2014, the Company closed a liquidity backstop facility (the “Facility”) for gross aggregate proceeds of up to $35,000. The Facility provides for the issuance by the Company of two classes of notes, defined as Priority Lien Notes and Parity Lien Notes, as well as common share purchase warrants of the Company. The warrants entitle the holders thereof to acquire 13,300,000 common shares of the Company at a price of Cdn$0.269 per share for a period of 3 years, expiring August 17, 2017. The notes will mature on July 31, 2016, but may be prepaid at any time in whole or in part without penalty. The notes bear initial interest rates of 10% and 15% for the Priority Lien Notes and Parity Lien Notes , respectively, accruing and payable monthly in arrears, with semi-annual step up provisions in interest to as high as 20% and 25% for the Priority Lien Notes and Parity Lien Notes, respectively, seven months before expiry. Any interest payable on or before July 31, 2015 may be capitalized monthly by the Company by adding the accrued interest to then outstanding principal of the notes. The interest rate applicable to any such capitalized interest will be 2% higher.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

On August 18, 2014, the Company drew down under the Facility a total of $27,700 ($19,700 in Priority Lien Notes and $8,000 in Parity Lien Notes). On August 29, 2014, the Company drew down under the Facility an additional $3,000 (evidenced by Priority Lien Notes).

The interest payable on the notes on August 31 and September 30 was capitalized.

The Company recognized the long-term debt portion of the securities issued under the Facility, at their fair value of $30,340 less transaction costs of $880, in its interim condensed consolidated statement of financial position. The warrants, a derivative liability, were recognized at the fair value of $360 in the interim condensed consolidated statement of financial position with the related transaction costs of $10 being recorded in the interim condensed consolidated statement of comprehensive income/(loss). As a portion of the proceeds from the Facility is attributable to the construction of the Namoya mine, the Company will capitalize the related portion of all borrowing costs calculated using a rate of 21.91% . As at September 30, 2014, the fair value of the long-term debt approximates its carrying value. For the three and nine month periods ended September 30, 2014, the Company capitalized borrowing costs of $149 and $149, respectively (three and nine month periods ended September 30, 2013 – nil and nil, respectively) to Mine under Construction and recognized $530 and $530, respectively (three and nine month periods ended September 30, 2013 - nil and nil, respectively) of borrowing costs under interest expense in its interim condensed consolidated statement of comprehensive income/(loss). For the three and nine month periods ended September 30, 2014, the Company recognized a fair value gain of $10 on the derivative liability in its interim condensed consolidated statement of comprehensive income/(loss). As of September 30, 2014, the Company included capitalized interest on the outstanding principle of $679 (December 31, 2013 - nil) under long-term debt in its interim condensed consolidated statement of financial position as the capitalized interest will remain outstanding until the date of extinguishment, in whole or part.

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (“the Notes”) and 48 common share purchase warrants (“the Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its interim condensed consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company will capitalize the related portion of all borrowing costs calculated using a rate of 88%. As at September 30, 2014, the fair value of the long-term debt is $123,354 (December 31, 2013 - $120,646) which is valued using a market approach and applying an indicated yield of 27.32% . For the three and nine month periods ended September 30, 2014, the Company capitalized borrowing costs of $4,820 and $14,458, respectively (three and nine month periods ended September 30, 2013 – $4,700 and $14,101, respectively) to Mine under Construction and recognized $742 and $2,081, respectively (three and nine month periods ended September 30, 2013 - $725 and $1,991, respectively) of borrowing costs under interest expense in its interim condensed consolidated statement of comprehensive income/(loss). As of September 30, 2014, the Company included accrued interest on the long-term debt of $1,458 (December 31, 2013 - $5,833) under accrued liabilities in its interim condensed consolidated statement of financial position.

The Company has complied with its long-term debt covenants as at September 30, 2014.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Offering	Facility	Total
	$	$	$
Balance at January 1, 2013	154,685	-	154,685
Accretion	3,914	-	3,914
Balance at December 31, 2013	158,599	-	158,599

Debt Issued	-	29,460	29,460
Accretion and Capitalized Interest	3,342	678	4,020
Balance at September 30, 2014	161,941	30,138	192,079

The table below details the timing of payments for principal and interest on the long-term debt:

	Payments due by period
		Less than one	One to three	Three to	After four
	Total	year	years	four years	years
Offering debt	$175,000	$-	$175,000	$-	$-
Offering debt interest	43,750	17,500	26,250	-	-
Facility debt	30,700	-	30,700	-	-
Facility debt interest	11,674	983	10,691	-	-

20.	PREFERENCE SHARES

a)	Authorized

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series shall be ranked on a parity with the preference shares of every other series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b)	Issued

On April 25, 2013 (the “Closing Date”), the Company issued 116 series A preference shares of the Company at a price of $25 per series A preference share (“Series A Shares”) and 1,200 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200 associated series B preference shares (“Series B Shares”) of the Company at a price of $25 per combined Subco Share and Series B Share, for gross aggregate proceeds of $32,900. Collectively, the Series A Shares and Subco Shares are referred to as the “Preference Shares”. All share amounts are presented in thousands.

Quarterly preferential cumulative cash dividends will accrue and, if, as and when declared by the applicable board of directors are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that will accrue on the Preference Shares on any dividend payment date shall be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (as defined below) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (as defined below) on such dividend payment date by (B) four.

The “Dividend Liquidation Preference” of a Preference Share on any dividend payment date means an amount equal to (i) the simple average of the afternoon London Gold Fix price per troy ounce for each trading day during the three month period ending on the immediately preceding dividend payment date multiplied by (ii) 0.017501.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The “Production Schedule Yield” means for any dividend payment date the percentage rate appearing under the heading “Annual Dividend Yield” in the table below corresponding to the Monthly Production Level for such dividend payment date (where Monthly Production Level for any dividend payment date refers to the average monthly production level during the three-month period ending on the immediately preceding dividend payment date).

Monthly Production Level	Annual Dividend Yield
(ounces)%
< 8,001	10.00
8,001 - 9,000	10.50
9,001 - 10,000	11.00
10,001 - 11,000	11.50
11,001 - 12,000	12.00
12,001 - 13,000	12.50
13,001 - 14,000	13.00
14,001 - 15,000	13.50
15,001 - 16,000	14.00
16,001 - 17,000	14.50
> 17,000	15.00

The Preference Shares are not redeemable at the option of the Company or Subco, as applicable, until the later of (i) the first date on which the Company and its subsidiaries have achieved total cumulative gold production of 800,000 ounces from and including the Closing Date and (ii) the date that is five years from the Closing Date.

Commencing on the first day after the date that is five years from the Closing Date, for so long as the Company and its subsidiaries have achieved total cumulative gold production that is less than 800,000 ounces from the Closing Date, each holder of the Preference Shares will have the option at any time to require the Company or Subco, as applicable, to redeem all or a part of its Preference Shares.

Commencing on the tenth anniversary of the Closing Date, each holder of a Preference Share will have the option at any time to require the Company or Subco, as applicable, to redeem the Preference Shares legally available for such purpose.

The Series B Shares were issued for a nominal price and are held by the sole holder of all of the Subco Shares. The terms of the Series B Shares provide that, in the event that two quarterly dividend payments (whether or not consecutive) on the Subco Shares or the Series A Shares shall have accrued and been unpaid, the holders of the Series B Shares will be entitled to notice of, and to attend, at each annual and special meeting of shareholders or action by written consent at which directors of the Company will be elected and will be entitled to a separate class vote, together with the holders of the Series A Shares and the holders of any other series of shares of the Company ranking on a parity with such Series B Shares or Series A Shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable to elect two members to the board of directors of the Company (each a "Preferred Holder Director") until dividends on the Subco Shares or Series A Shares have been paid in full or declared and set apart in trust for payment (whereupon such right shall cease unless and until another quarterly dividend payment on the Subco Shares or Series A Shares shall have accrued and been unpaid).

The Company has classified the Preference Shares as financial liabilities through profit or loss for reporting purposes given that the shares are a derivative since they may possibly be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive income/(loss). On issuance, the Company recognized the Preference Shares at their fair value of $32,900 in its consolidated statement of financial position. As at September 30, 2014, the Company has recognized the Preference Shares at their fair value of $27,954 (December 31, 2013 - $27,972). For the three and nine month periods ended September 30, 2014, a gain of $2,257 and $18 was included in the interim condensed statement of comprehensive income/(loss) for the change in fair value of the derivative financial liability (three and nine month periods ended September 30, 2013 – loss of $3,248 and gain of $2,199, respectively). The fair value of the Preference Shares was obtained by using a market approach. On September 30, 2014, the Company and Subco elected not to declare a dividend on the Preference Shares. The accrued dividend was $737 as at September 30, 2014.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

In February 2014, the Company completed a $40,000 financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares (collectively, the “Private Placement Preferred Shares”) of two of the Company's subsidiaries (Namoya (Barbados) Limited and Twangiza (Barbados) Limited). The Private Placement Preferred Shares will pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their Private Placement Preferred Shares into 63,000 common shares of the Company at a strike price of $0.5673 per common share. A portion of the proceeds from the Private Placement were used towards the completion of the Namoya Mine; therefore, a portion of the dividends accrued and paid were capitalized to Mine Under Construction. The first four dividend payments on the Private Placement Preferred Shares may be deferred by the Company and accumulated at an annual rate of 10%. The dividend payments due on September 2, 2014 were deferred.

The Company has elected to classify the Private Placement Preferred Shares as financial liabilities through profit or loss for reporting purposes given that the shares comprise multiple financial instruments, as defined by IFRS, which contain derivative financial instruments. The Private Placement Preferred Shares are revalued at each reporting date, with a gain or loss reported in the Company’s consolidated statement of comprehensive income/(loss). On issuance, the Company recognized the Private Placement Preferred Shares at their fair value of $40,000 in its consolidated statement of financial position. As at September 30, 2014, the Company has recognized the Private Placement Preferred Shares at their fair value of $38,446 (December 31, 2013 - $nil). For the three and nine month periods ended September 30, 2014, a gain of $746 and $1,554, respectively, was included in the interim condensed consolidated statement of comprehensive income/(loss) for the change in fair value of the derivative financial liability. The fair value of the Private Placement Preferred Shares was obtained by using a market approach. For the three and nine months ended September 30, 2014, dividends of $349 and $611 were capitalized to mine under construction.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Issued and outstanding preference shares are as follows:

	Number of	Fair Value
	Preference Shares	on Issuance	Fair Value
	(in thousands)	$	$
Series A
Issued on April 25, 2013	116	2,900	2,900
Change in fair value during the year	-	-	(434)
Balance as at December 31, 2013	116	2,900	2,466
Change in fair value during the period	-	-	(1)
Balance as at September 30, 2014	116	2,900	2,465

Subco Shares*
Issued on April 25, 2013	1,200	30,000	30,000
Change in fair value during the year	-	-	(4,494)
Balance as at December 31, 2013	1,200	30,000	25,506
Change in fair value during the period	-	-	(17)
Balance as at September 30, 2014	1,200	30,000	25,489

Namoya Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	-	20,000
Change in fair value during the period	-	-	(777)
Balance as at September 30, 2014	20	-	19,223

Twangiza Barbados Private Placement Preferred Shares
Issued on February 28, 2014	20	-	20,000
Change in fair value during the period	-	-	(777)
Balance as at September 30, 2014	20	-	19,223

Total Balance as at December 31, 2013			27,972
Total Balance as at September 30, 2014			66,400

*There are another 1,200 series B preference shares of the Company associated with the Subco Shares.

21.	SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company may issue preference shares at any time and from time to time in one or more series with designation, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

As of September 30, 2014, the Company had 252,101 common shares issued and outstanding (December 31, 2013 – 252,101).

	Number of shares
	(in thousands)	Amount
Balance as at Jan 1, 2013	201,882	456,738
Shares issued for:
Cash	50,219	61,877
Balance as at December 31, 2013	252,101	$518,615

Balance as at September 30, 2014	252,101	$518,615

b)	Share purchase warrants (in thousands)

As part of the Facility disclosed in Note 19, the Company issued to the investors warrants exercisable to acquire a total of 13,300 common shares of the Company at a price of Cdn$0.269 per share until August 17, 2017. As of September 30, 2014, all of these warrants were outstanding (December 31, 2013 – nil).

As part of the Offering disclosed in Note 19, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017. As of September 30, 2014, the Company had 8,400 Warrants outstanding (December 31, 2013 – 8,400).

In April 2013, the Company issued 735 broker warrants each of which is exercisable to acquire one common share of the Company at a price of Cdn$3.25 until February 24, 2015. As of September 30, 2014, all of these broker warrants were outstanding (December 31, 2013 – 735).

c)	Income/(loss) per share

Income/(loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine month periods ended September 30, 2014, amounting to 252,101 (three and nine month periods ended September 30, 2013 – 252,101 and 230,946, respectively) common shares. Diluted income/(loss) per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three and nine month periods ended September 30, 2014 is 252,101 common shares (September 30, 2013 – 252,101 and 230,946 common shares, respectively).

22.	SHARE-BASED PAYMENTS

a)	Stock option plan

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted are not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Under this Stock Option Plan, 75% of options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. Options granted typically have a contractual life of five years from the date of grant.

The following tables summarize information about stock options (option numbers in thousands):

For the nine month period ended September 30, 2014:

Exercise Price Range (Cdn$)	Opening Balance					Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		During the Period
		Granted	Exercised	Forfeiture	Expired
0.80 - 0.99	2,830	3,465	-	(225)	-	6,070	4.40	320	5,750
1.00 - 2.35	3,822	60	-	(401)	(1,765)	1,716	0.81	1,716	-
2.40 - 4.75	8,984	-	-	(840)	(50)	8,094	2.33	8,094	-
	15,636	3,525	-	(1,466)	(1,815)	15,880	2.02	10,130	5,750
Weighted Average Exercise Price (Cdn$)	3.26	0.80		2.94	2.17	2.87		4.00	0.89

For the nine month period ended September 30, 2013:

Exercise Price Range (Cdn$)	Opening Balance					Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		During the Period
		Granted	Exercised	Forfeiture	Expired
1.10 - 2.35	4,003	-	-	(92)	-	3,911	1.70	3,911	-
2.40 - 4.75	10,616	-	-	(1,180)	(60)	9,376	3.86	7,199	2,177
	14,619	-	-	(1,272)	(60)	13,287	3.24	11,110	2,177
Weighted Average Exercise Price (Cdn$)	3.79	-	-	3.87	-	3.79	-	3.72	4.43

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date, expected price volatility of the underlying share based on the weekly share price over the life of the option, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were 3,525 stock options granted during the nine month period ended September 30, 2014. The assessed fair value, using the Black-Scholes option pricing model, of stock options granted during the nine-month period ended September 30, 2014 was a weighted average Cdn$0.16 per stock option.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The model inputs for stock options granted during then nine month period ended September 30, 2014 included:

Period ended	September 30, 2014
Risk free interest rate	1.05%
Expected life	3 years
Annualized volatility	76.27%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	$0.16

During the three and nine month periods ended September 30, 2014, the Company recognized in the interim condensed consolidated statement of comprehensive income/(loss) an expense of $209 and $460, respectively (three and nine month periods ended September 30, 2013 – loss of $193 and $2,793, respectively) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $60 and $163 for the three and nine month periods ended September 30, 2014, respectively, (three and nine month periods ended September 30, 2013 – $155 and $1,399, respectively) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mine under construction.

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

b)	Share Appreciation Rights Plan

In June 2013, the Company established an incentive Share Appreciation Rights (“SARs”) Plan under which non-transferable cash-settled SARs may be granted to directors, officers, or employees of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the SAR, and the exercise of the SARs granted is not dependent on any performance-based criteria.

Under this SARs Plan, all of the SARs granted to date vest on the 12 month anniversary of their grant date. SARs granted to date have a contractual life of two years from the date of grant.

The following tables summarize information about SARs (number of SARs in thousands):

Exercise Price Range (Cdn$)	Opening Balance	During the Period				Closing Balance	Weighted average remaining contractual life (years)	Vested & Exercisable	Unvested
		Granted	Exercised	Forfeiture	Expired
0.80 - 0.99	2,830	3,465	-	(225)	-	6,070	4.40	320	5,750
1.00 - 2.35	3,822	60	-	(401)	(1,765)	1,716	0.81	1,716	-
2.40 - 4.75	8,984	-	-	(840)	(50)	8,094	2.33	8,094	-
	15,636	3,525	-	(1,466)	(1,815)	15,880	2.02	10,130	5,750
Weighted Average Exercise Price (Cdn$)	3.26	0.80		2.94	2.17	2.87		4.00	0.89

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The model inputs for SARs granted during the nine month period ended September 30, 2013 included:

Year ended	September 30, 2013
Risk free interest rate	1.09%
Expected life	2 years
Annualized volatility	69.61%
Dividend yield	0.00%
Forfeiture rate	2.00%
Grant date fair value	$0.1880

The fair value at grant date and at each reporting date is determined using a Black-Scholes option pricing model. The expected price volatility is based on the historic volatility (based on the remaining life of the SARs), adjusted for any expected changes to future volatility due to publicly available information.

During the three and nine month periods ended September 30, 2014, the Company recognized in the interim condensed consolidated statement of comprehensive income/(loss) a change in fair value of $8 and $24, respectively, (three and nine month periods ended September 30, 2013 - $17 and $31, respectively) representing the fair value at the date of grant of SARs, less changes in fair value, previously granted under the Company’s SARs Plan.

23.	COMMITMENTS AND CONTINGENCIES

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at September 30, 2014 are as follows:

2014	$124
2015	381
2016	180
$685

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to routine legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated losses, cash flow or financial position.

24.	SEGMENTED REPORTING

The Company has three reportable segments: mining operations, mineral exploration, and the development of precious metal projects in the Congo. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s corporate head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining and exploration and development projects are located in the Congo. All of the Company’s revenues from the sale of gold bullion in the Congo are to a single customer.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the three months ended September 30, 2014

	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	33,285	-	-	-	33,285
Operating expenses	(25,192)	-	-	-	(25,192)
Gross earnings from operations	8,093	-	-	-	8,093

General and administrative and foreign exchange gain	(2,839)	-	-	(491)	(3,330)
Share-based payments	(20)	-	-	(181)	(201)
Transaction costs	-	-	-	(10)	(10)
Interest expense, net of interest income	(1,153)	-	(82)	(1,295)	(2,530)
Dividends on preferred shares	-	-	-	(1,275)	(1,275)
Other charges and provisions	-	-	-	(102)	(102)
Net income/(loss) from operations	4,081	-	(82)	(3,354)	645

Gain on change in fair value of financial instruments	-	-	-	3,105	3,105
Income/(loss) for the period	4,081	-	(82)	(249)	3,750

Gross capital expenditures	2,356	2,193	30,483	30	35,062

For the three months ended September 30, 2013

	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	27,133	-	-	-	27,133
Operating expenses	(24,183)	-	-	-	(24,183)
Gross earnings from operations	2,950	-	-	-	2,950

General and administrative and foreign exchange gain	(292)	-	-	(916)	(1,208)
Share-based payments	(66)	-	-	(127)	(193)
Transaction costs	-	-	-	-	-
Interest expense, net of interest income	(297)	-	-	(892)	(1,189)
Dividends on preferred shares	-	-	-	(816)	(816)
Other charges and provisions	-	-	-	-	-
Net income/(loss) from operations	2,295	-	-	(2,751)	(456)

Share of loss from investment in associate	-	-	-	(13)	(13)
Dilution gain on investment in associate	-	-	-	46	46
Loss on disposition of property, plant, and equipment	-	-	-	-	-
Gain on change in fair value of financial instruments	-	-	-	(3,248)	(3,248)
Income/(loss) for the period	2,295	-	-	(5,966)	(3,671)

Gross capital expenditures	8,180	4,938	44,396	1	57,515

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the nine months ended September 30, 2014

	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	90,258	-	-	-	90,258
Operating expenses	(71,833)	-	-	-	(71,833)
Gross earnings from operations	18,425	-	-	-	18,425

General and administrative and foreign exchange gain	(3,450)	-	-	(3,966)	(7,416)
Share-based payments	15	-	-	(451)	(436)
Transaction costs	-	-	-	(1,220)	(1,220)
Interest expense, net of interest income	(3,334)	-	(245)	(2,585)	(6,164)
Dividends on preferred shares	-	-	-	(3,480)	(3,480)
Other charges and provisions	-			(671)	(671)
Net income/(loss) from operations	11,656	-	(245)	(12,373)	(962)

Share of loss from investment in associate	-	-	-	(29)	(29)
Gain on investment, net of loss on disposition	-	-	-	48	48
Gain on change in fair value of financial instruments	-	-	-	991	991
Income/(loss) for the period	11,656	-	(245)	(11,363)	48

Gross capital expenditures	11,125	9,250	73,685	80	94,140

For the nine months ended September 30, 2013

	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	84,786	-	-	-	84,786
Operating expenses	(68,926)	-	-	-	(68,926)
Gross earnings from operations	15,860	-	-	-	15,860

General and administrative and foreign exchange gain	(1,047)	-	-	(3,648)	(4,695)
Share-based payments	(1,388)	-	-	(1,405)	(2,793)
Transaction costs	-	-	-	(2,282)	(2,282)
Interest expense, net of interest income	(1,573)	-	-	(1,965)	(3,538)
Dividends on preferred shares	-	-	-	(1,513)	(1,513)
Other charges and provisions	-	-	-	(3,600)	(3,600)
Net income/(loss) from operations	11,852	-	-	(14,413)	(2,561)

Share of loss from investment in associate	-	-	-	(65)	(65)
Dilution gain on investment in associate	-	-	-	(28)	(28)
Loss on disposition of property, plant, and equipment	-	-	-	(1)	(1)
Gain on change in fair value of financial instruments	-	-	-	2,199	2,199
Income/(loss) for the period	11,852	-	-	(12,308)	(456)

Gross capital expenditures	23,722	15,402	122,128	1	161,253

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Certain items from the Company’s statements of financial position are as follows:

September 30, 2014
	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	280,580	128,187	414,562	1,099	824,428
Total assets	312,554	130,562	424,002	1,950	869,068
Provision for closure and reclamation	(2,187)	-	(2,441)	-	(4,628)
Long-term debt	-	-	-	(192,079)	(192,079)
Long-term portion of bank loans	-	-	(8,203)	-	(8,203)

December 31, 2013
	Mining
	Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	288,886	119,546	358,525	1,358	768,315
Total assets	330,688	121,133	367,720	2,492	822,033
Provision for closure and reclamation	(2,023)	-	(2,195)	-	(4,218)
Long-term debt	-	-	-	(158,599)	(158,599)
Long-term portion of bank loans	-	-	(13,250)	-	(13,250)

Geographic segmentation of non-current assets is as follows:

September 30, 2014

	Property, Plant and Equipment	Mine Under Construction	Exploration and Evaluation	Investment	Total
	$	$	$	$	$
Congo	298,784	397,706	126,839	-	823,329
Canada	123	-	-	976	1,099
	298,907	397,706	126,839	976	824,428

December 31, 2013
	Property, Plant and Equipment	Mine Under Construction	Exploration and Evaluation	Investment in Associate	Total
Congo	312,014	337,203	117,740	-	766,957
Canada	91	-	-	1,267	1,358
	312,105	337,203	117,740	1,267	768,315

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

25.	PRODUCTION COSTS

Production costs for the Company’s Twangiza Mine for the three and nine month periods ended September 30, 2014 and 2013 are as follows:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,		September 30,
	2014	2013	2014		2013
	$	$	$	$	$
Raw materials and consumables	(7,889)	(8,404)	(25,037)		(23,305)
Salaries	(4,006)	(3,361)	(10,976)		(11,434)
Contractors	(1,980)	(2,782)	(6,796)		(7,828)
Other overhead	(2,644)	(2,488)	(7,432)		(6,703)
Inventory adjustments	(178)	(304)	(2,161)		(386)
	(16,697)	(17,339)	(52,402)		(49,656)

26.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$
Salaries and employee benefits	(687)	(767)	(2,147)	(1,929)
Consulting, management, and professional fees	(455)	(245)	(1,008)	(794)
Office and sundry	(287)	(176)	(979)	(803)
DRC corporate office	(1,479)	-	(2,396)	-
Depreciation	(18)	(12)	(49)	(37)
Other	(202)	(185)	(604)	(878)
	(3,128)	(1,385)	(7,183)	(4,441)

27.	OTHER CHARGES AND PROVISIONS

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	$	$	$	$
Legal and shareholder services[1]	(102)	-	(671)	-
Settlement	-	-	-	(3,600)
	(102)	-	(671)	(3,600)

1 Legal and shareholder services incurred in the three and nine months ended September 30, 2014 resulted from dissident shareholder nominations that were subsequently withdrawn.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

28.	PUT OPTIONS

In March 2014, the Company purchased 54,000 European put options (“the Put Options”) with a strike price of $1,200 per ounce of gold with six monthly expiries starting from March 31, 2014 through to August 31, 2014. The Company classified the Put Options as financial assets at fair value through profit or loss for reporting purposes given that the Put Options are a derivative financial instrument as their value corresponds to the price of gold. On issuance, the Company recognized the Put Options at their fair value of $701 in its interim condensed consolidated statement of financial position. For the three and nine month periods ended September 30, 2014, a loss of $18 and $701, respectively, was included in the interim condensed consolidated statement of comprehensive income/(loss) for the change in fair value of financial instruments. The fair value of the Put Options was obtained by using a quoted market price. All of the Put Options expired unexercised during the nine month period ended September 30, 2014.

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The interim condensed consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, bank indebtedness, accounts payable, accrued liabilities, and balances due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

The following table provides information about financial assets and liabilities measured at fair value in the statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

		September 30, 2014
	Quoted prices in active	Significant other	Significant other
	markets for identical	observable inputs	unobservable inputs
	assets (Level 1)	(Level 2)	(Level 3)
	$	$	$
Financial assets
Investment	976	-	-

Financial liabilities
Preference Shares	-	27,954	-
Private Placement Preferred Shares	-	38,446	-

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not typically enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs, South African rand, British pounds, Australian dollars and European euros. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim condensed consolidated statement of comprehensive income/(loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2014. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at September 30, 2014.

	Canadian	South African	Congolese	British	Australian European
	Dollar	Rand	Franc	Pound	Dollar	Euro
	CDN$	ZAR	CDF	£	AUD	EUR
Cash and cash equivalents	6	-	-	-	-	-
Short-term investments	273	-	-	-	-	-
Prepaid expenses	109	-	-	-	-	-
Accounts payable	(7,039)	(75,149)	(655,228)	(167)	(103)	(316)
Retention allowance	(844)	-	-	-	-	-
Total foreign currency
	(7,495)	(75,149)	(655,228)	(167)	(103)	(316)
financial assets and liabilities
Foreign exchange rate at September 30, 2014	0.8929	0.0888	0.0011	1.6241	0.8727	1.2687
Total foreign currency financial assets and liabilities in US $	(6,692)	(6,673)	(721)	(271)	(90)	(401)
Impact of a 10% variance of the US $ on net earnings	(669)	(667)	(72)	(27)	(9)	(40)

d)	Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada and the Congo. The sale of goods exposes the Company to the risk of non-payment by customers. The Company manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. The Company does not have any short-term investments.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at September 30, 2014 and December 31, 2013 is as follows:

	September 30,	December 31,
	2014	2013
	$	$
Cash and cash equivalents	2,148	4,452
Advances and accounts receivable	10,372	8,821
	12,520	13,273

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Should the Company experience further production shortfalls at Twangiza, delays in ramp up at Namoya, equipment breakdowns, or delays in completion schedules, or should the price of gold decrease further, the Company may need to further examine funding options. Excluding long-term debt, preferred shares, and one bank loan, all other financial obligations of the Company including bank indebtedness of $4,581, accounts payable of $69,508, accrued liabilities of $8,075, bank loan of $14,588, and balances due to related parties of $709 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the Congo has experienced two wars and significant political unrest. Operating in the Congo may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign- exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity Price Risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold. The following table demonstrates the impact of a 10% weakening in the spot price of gold:

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
Net income/(loss)	3,750	(3,671)	48	(456)
Impact of a 10% weakening of the spot price of gold	(3,329)	(2,714)	(9,026)	(8,479)
Net income/(loss) after impact	421	(6,385)	(8,978)	(8,935)

i)	Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

j)	Capital Management

The Company manages its bank indebtedness, bank loans, preference shares, long-term debt, common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	September 30,	December 31,
	2014	2013
	$	$
Bank indebtedness	4,581	491
Short-term bank loans	14,558	29,250
Long-term bank loans	8,203	13,250
Preference shares	66,400	27,972
Long term debt	192,079	158,599
Share capital	518,615	518,615
Warrants	13,356	13,356
Contributed surplus	42,402	41,793
Deficit	(82,645)	(82,693)
	777,549	720,633

Banro Corporation
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and nine month periods ended September 30, 2014
(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

30.	NON-CASH TRANSACTIONS

During the periods indicated the Company undertook the following significant investing and financing non-cash transactions:

	Note	Three-month periods ended		Nine-month periods ended
		September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
		$	$	$	$
Depreciation included in exploration and evaluation assets	12	335	211	610	642

Depreciation included in mine under construction assets	13	1,994	1,599	5,787	4,583

Share-based compensation included in exploration and evaluation assets	22	51	102	136	528

Share-based compensation included in mine under construction assets	22	-	136	27	914

Employee retention allowance	17	222	145	632	649

31.	SUBSEQUENT EVENT

In November 2014, the Company announced the signing of the definitive agreement with Gold Holding Ltd. ("Gold Holding") for a $41 million gold sale transaction relating to the Twangiza mine. This transaction involves the prepayment by Gold Holding of $41 million for its purchase of 40,500 ounces of gold from the Twangiza mine, with the gold deliverable over four years, at 10,125 ounces per year.